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Exhibit 12

Capmark Financial Group Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005
	(In millions of U.S. dollars)
Earnings
Consolidated net income	$280.3	$156.6	$294.8
Income tax provision	166.8	59.2	112.9
Minority interest expense (income)	(124.4)	(65.6)	(57.7)

Income before minority interest and income tax provision	322.7	150.2	350.0

Less Equity in income of joint ventures and partnerships	56.0	67.8	96.3

Income before minority interest, income tax provision and equity in income of joint ventures and partnerships	266.7	82.4	253.7
Distributed income of equity investees	89.5	133.9	114.4
Fixed charges	922.2	839.4	605.0

Earnings available for fixed charges	$1,278.4	$1,055.7	$973.1

Fixed charges
Interest expense	$914.5	$831.7	$596.6
Interest portion of rental expense	7.7	7.7	8.4

Total fixed charges	$922.2	$839.4	$605.0

Ratio of earnings to fixed charges	1.39x	1.26x	1.61x

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Capmark Financial Group Inc. Ratio of Earnings to Fixed Charges